National Grid USA Companies’

Incentive Thrift Plan II

Financial Statements and

Supplementary Schedules

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Plan Administrator

National Grid USA Companies’

        Incentive Thrift Plan II

Brooklyn, New York

We have audited the accompanying statements of net assets available for benefits of National Grid USA Companies’ Incentive Thrift Plan II (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of National Grid USA Companies’ Incentive Thrift Plan II as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting policies generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP

Milwaukee, Wisconsin

June 27, 2012

National Grid USA Companies’ Incentive Thrift Plan II

Statements of Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

Assets
Investments, at fair value	$1,172,459,166	$1,154,012,067

Plan interest in Master Trust	387,578,131	369,153,666

Receivables:
Dividends	2,644,842	2,354,801
Employee contributions	1,227,622	1,202,720
Employer contributions	567,894	468,391
Notes receivable from participants	56,333,686	56,023,353

Total receivables	60,774,044	60,049,265

Total assets	1,620,811,341	1,583,214,998

Liabilities	—	—

Net Assets Available for Benefits at Fair Value	1,620,811,341	1,583,214,998

Adjustments from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(5,464,229)	1,482,545

Net Assets Available for Benefits	$1,615,347,112	$1,584,697,543

The accompanying notes are an integral part of the financial statements

National Grid USA Companies’ Incentive Thrift Plan II

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to Net Assets Attributed to
Investment income (loss):
Interest and dividend income	$39,684,146
Net depreciation in fair value of investments	(21,404,846)

Total investment income	18,279,300

Interest income on notes receivable from participants	2,235,529

Contributions:
Employee contributions	85,415,251
Employer contributions	14,524,975
Rollover contributions	5,078,179

Total contributions	105,018,405

Total additions	125,533,234

Deductions from Net Assets Attributed to
Benefits paid to participants	96,070,243
Fees	34,435

Total deductions	96,104,678

Transfer of Assets from Thrift Plan I	1,221,013

Net increase in net assets available for benefits	30,649,569

Net Assets Available for Benefits
Beginning of year	1,584,697,543

End of year	$1,615,347,112

The accompanying notes are an integral part of the financial statements

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of Plan

The following brief description of the National Grid USA Companies’ Incentive Thrift Plan II (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Effective as of August 24, 2007, which was the date of the merger of National Grid USA with KeySpan Corporation, the KeySpan Energy 401(k) Plan for Union Employees (the “KeySpan Plan”) merged into the Plan. As of the merger date, KeySpan Corporation and all affiliated KeySpan entities that were participating employers in the KeySpan Plan immediately prior to the merger date (the “KeySpan Plan Participating Employers”) became employers under the Plan and each participant and beneficiary under the KeySpan Plan became a participant and beneficiary under the Plan. Also, as of the merger date, all liabilities and assets of the KeySpan Plan were assumed by, and became part of, the Plan. A different third-party service provider provided Trustee and recordkeeping services for assets and participant accounts related to the KeySpan Plan’s participants and beneficiaries.

Most of the provisions of the former KeySpan Plan, which differ from the Plan provisions, were incorporated by reference into the Plan document effective August 24, 2007, and remained applicable to former KeySpan Plan participants and beneficiaries as well as newly eligible employees of a former KeySpan Plan Participating Employer until the Plan Conversion described below.

Plan Conversion

On July 2, 2010 (the “Conversion Date”), the Plan underwent a transition (“Conversion”) to a common plan administrator, the Vanguard Group (“Vanguard”). On the Conversion Date, a new investment lineup was implemented in the Plan and many of the Plan provisions were aligned for all of the former participant groups.

Prior to the Conversion Date, participants were given an opportunity to elect how they wanted their Plan account balance and future contributions invested following the Conversion. In the absence of a participant election, participant account balances and future contribution allocations were directed to the Vanguard Target Date Retirement Fund closest to the year in which the Participant will reach age 65. The Vanguard Target Date Funds are also designated as the Qualified Default Investment Alternative (“QDIA”) in the Plan as defined under Section 404(c)(5) under ERISA. Any participant balances or future contributions allocated to the National Grid American Depository Receipts (“ADR”) Fund were maintained at the time of the Conversion. In addition, any participant balances in or future contribution allocations to the JPMorgan Stable Value Fund, the T.Rowe Price Stable Value Common Trust or the T.Rowe Price U.S. Treasury Money Market Trust Fund, were transferred to the Galliard Stable Value Fund at the time of Conversion.

The following Plan description outlines the provisions of the Plan in effect following the Conversion Date. For a description of the Plan provisions which were in effect prior to the Conversion Date, see the section titled “Prior Plan Provisions.”

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

Plan Description

The Plan was established effective September 1, 1984, pursuant to the authorization of the Board of Directors of certain subsidiaries of the New England Electric System (“NEES”), to provide a long-range program of systematic savings for eligible employees (the “Participants”). The Plan was renamed National Grid USA Companies’ Incentive Thrift Plan II upon the merger between National Grid plc and NEES on March 22, 2000, at which time NEES was renamed National Grid USA.

Employees of participating subsidiaries of National Grid USA (collectively, the “Employers” or the “Company”) who are covered by a collective bargaining agreement, where participation in the Plan is pursuant to the terms of that agreement, are immediately eligible to participate in the Plan upon employment. Various Employers’ Matching Contribution (“Matching Contribution”) formulas and eligibility for Matching Contributions are determined under the terms of the collective bargaining agreement for each participating union group.

The Plan was prepared in conformity with the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan administrators are the Benefits Committee and the Investment Committee of National Grid USA Service Company, Inc. (the “Administrator”). The Board of Directors of National Grid plc has the governing authority to amend the Plan, but has delegated certain amending authority to the Board of Directors of National Grid USA Service Company, Inc. (“Service Company”).

Vanguard serves as record keeper of the Plan. The Vanguard Fiduciary Trust Company is trustee and custodian for all assets and Participant accounts with the exception of the Master Trust. Wells Fargo Bank, N.A. is the Master Trustee and custodian for the assets of the Plan related to investments in the Galliard Stable Value Fund.

Contributions

The Plan is a defined contribution plan. An eligible employee can make Elective Contributions through Contribution Agreements (also known as “Salary Reduction Agreements” or “Elective Contributions”) to have from 1% to 50% of their eligible compensation, contributed to the Plan on their behalf. Participants can choose whether their Elective Contributions to the Plan will be calculated on their Base Pay or All Pay.

Base Pay is defined as the Participant’s regular pay, prior to any salary reductions for Elective Contributions to the Thrift Plan, and any other salary reductions under the Health Care Spending Account Plan, Family Day Care Assistance Plan or for Company health care coverage.

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

Base Pay excludes all other forms of compensation, including supplemental disability income, amounts deferred under other plans, reimbursements of expenses, incentive pay, commissions, options, payments made in lieu of vacation days or under short- or long-term disability provisions, awards, overtime, premiums, and any other additional forms of earnings (including Company contributions to or under any other employee benefit plan, such as health insurance, pension, or severance pay).

All Pay is Base Pay, as defined above, plus overtime, commissions, premium pay, and any incentive pay.

The annual employee pre-tax Elective Contributions by each Participant were subject to Internal Revenue Service (“IRS”) limits of $16,500 in 2011 and 2010 for employees who did not attain age 50 by the end of the respective Plan year. For employees who did attain age 50 by the last day of the applicable Plan year, the annual maximum pre-tax contribution was $22,000 for 2011 and 2010.

Participants can also elect to contribute up to 15% of their pay on an after-tax basis. The total amount of Elective Contributions (pre-tax and after-tax) may not exceed 50% of pay (further subject to the combined IRS annual contribution limit, adjusted periodically by law, which was $49,000 for 2011 and 2010).

Company Core Contributions

Beginning January 1, 2011, certain union groups, pursuant to their collective bargaining agreement, have begun making Company Core Contributions for eligible Participants. The Company calculates a Participant’s Core Contribution each payroll period, based on actual compensation for that payroll period. The contribution is a percentage of pay based on the Participant’s total points (age plus years of service) as of January 1 of the Plan year.

Points	Core Contribution (% of Pay)
0 – 34	3%
35 – 44	4%
45 – 54	5%
55 – 64	6%
65 – 74	7%
75 – 84	8%
85 +	9%

Core Contributions are based on All Pay. Participants will have an account established for them at Vanguard and Core Contributions will begin with their first paycheck after the 1st of the month following 3 months of service. These contributions will continue even if Participants do not contribute to the Plan.

Unless elected otherwise, Core Contributions will be automatically invested in the QDIA which is the Vanguard Target Retirement Fund closest to the year in which the Participant will attain age 65. Once enrolled, Participants can change the investment allocation at any time.

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

Company Matching Contributions

The Employers make Matching Contributions to the Plan in accordance with the terms of the collective bargaining agreement for each participating union group.

All former KeySpan employees who are eligible pursuant to their collective bargaining agreement and contributing to the Plan will receive Matching Contributions and a 10% discount on the purchase of National Grid ADRs on the first of the month following completion of twelve months of service.

All Employer Matching Contributions are invested in the same investments elected by the Participant for their Elective Contributions unless otherwise directed by the Participant.

New employees with funds held under a previous employer’s qualified plan are permitted to roll over eligible amounts from such funds into the Plan.

Contributions are subject to certain limitations.

Participants may allocate their account balances in any whole percentage without restriction on the frequency of subsequent reallocations subject to investment fund short-term trading restrictions.

Active or former employees who are Participants and who receive a lump sum distribution from a Company qualified pension plan (National Grid Pension Plan, Niagara Mohawk Pension Plan, Southern Union Company Providence Energy Pension Plan, Southern Union Company Valley Pension Plan, KeySpan Retirement Plan, and KeySpan Retirement Income Plan) may roll the lump sum proceeds into the Plan to the extent the proceeds qualify for rollover under the code. The total amount rolled over in 2011 was $4,489,786.

Automatic Enrollment

Effective as of the Conversion Date, new hires will be automatically enrolled 45 days after the hire date at 6% of their All Pay. Participant contributions will be defaulted to the Plan’s QDIA if a Participant does not select their own investments. The automatic enrollment can be reversed within the first 90 days of the enrollment date and all money in the account returned to the Participant. After the first 90 days of enrollment the automatic enrollment can be reversed but any money already contributed to the account cannot be returned to the Participant.

Automatic Increase

Participants may elect an automatic increase of pre-tax Contributions each year. For Participants who elect an automatic increase and do not customize their elections, pre-tax contributions will increase by 1% each January. The automatic increase service is not available for after-tax Contributions.

Participant Accounts

Each Participant’s account is credited with the Participant’s contribution and allocations of (a) the employer’s Matching Contributions (and discount on the National Grid ADR Fund, if applicable, for former KeySpan Plan Participants), (b) Company Core contributions, and (c)

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

allocations of Plan earnings, net of fees. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account, as provided in the Plan Document.

Vesting

Participants are immediately vested in their elective contributions. Vesting of Matching and Company Core Contributions varies and are subject to the terms of the collective bargaining agreement for each union group.

Notes Receivable from Participants

An employee can obtain a loan from the Plan from such Participant’s account. The minimum loan allowed is $1,000. A loan cannot exceed the lesser of 50% of the Participant’s account balance or $50,000. The $50,000 limit is further limited by the Participant’s highest outstanding loan balance within the twelve months preceding the loan request. The loans are secured by the balance in the Participant’s account. Loans must be repaid over a period of one to five years (up to fifteen years for the purchase of a primary residence) by means of payroll deductions. The loan interest rate is set at the time Participants apply for a loan based on the rate established by the Benefits Committee. Interest rates at December 31, 2011 ranged from 3.25% to 10.50%. Participants who leave the Company can continue to repay their outstanding loan balance through the remaining amortization period.

A default of the loan will occur if the loan balance is not paid off by the end of the quarter following the quarter in which the missed payment was due or the loan is not paid in full by the contractual maturity date. In the event of default, the outstanding balance of the loan and any unpaid accrued interest is deemed to have been distributed to the Participant. Interest continues to be tracked following a default solely for determining the amount available for a subsequent loan. Deemed distributions are included in the Loan Fund’s investment balance until the employee has been terminated. Upon termination the defaulted loan balance is deducted from the Plan. There were cumulative deemed distributions of $100,159 and $821,132 as of December 31, 2011 and 2010, respectively.

Payment of Benefits

Participants qualify for a distribution of their entire account balance when the Participant ends employment (including at retirement), becomes totally and permanently disabled or reaches age 59 1/2. Participants who qualify for a distribution may receive an immediate lump sum, defer payment, or receive the value of their account in cash installments. If a Participant defers receipt of benefits, their funds will remain invested in the investment funds of their choice. They may make investment transfers in the same manner as any active Participant.

The Plan allows automatic lump-sum distributions if the present value of the Participant’s vested account balance is less than $1,000 and the Participant is no longer employed by the Company. The Participant must consent to the distribution if the present value is more than $1,000.

Unless Participants choose otherwise, their account balance remains in the Plan until they attain age 70 1/2. At that time, Participants are required to receive minimum required distributions beginning on April 1 of the following year. Participants can elect a total or partial distribution from their account(s) at any time following separation of service. In addition,

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

Participants may: 1) receive account balances in annual, semi-annual, quarterly or monthly installments, to be paid over a period not to exceed their life expectancy. Once installments begin, the amount of each payment is determined by dividing the Participant account balance at the time of payment by the number of installments remaining to be paid; 2) receive account balances in a series of substantially equal periodic payments (paid at least annually for their life expectancy); or 3) elect to receive distributions in any amount a Participant wishes, beginning and ending at their discretion.

The Plan allows Qualified Nonelective Contributions to the extent such contributions are necessary to satisfy the nondiscrimination requirement under the Internal Revenue Code (“IRC”). Following separation from service prior to age 55, a Participant may elect to receive a partial distribution from his or her account or a total distribution at any time; such Participant may also defer receipt of his or her benefit until the latest date permitted under the IRC.

Forfeitures

Forfeiture accounts are maintained to hold any Employer contributions and earnings thereon that were deposited as a result of a Participant’s separation from service prior to becoming fully vested. In addition, forfeitures from prior Plan mergers and uncashed Participant checks are held in the Plan forfeiture accounts.

As of December 31, 2011 and 2010, forfeited non-vested accounts totaled $237,664 and $111,539, respectively. These accounts may be used to reduce future Employer contributions and pay Plan administration expenses as described in the Plan document. During the year ended December 31, 2011, $13,727 of forfeited non-vested accounts were used to reduce Employer contributions.

Prior Plan Provisions

Many of the Plan provisions noted above were effective prior to the Conversion Date, except as otherwise noted below.

Plan Description

Vanguard Fiduciary Trust Company (“Vanguard”) served as record keeper, trustee and custodian for the assets and Participant accounts of the former KeySpan Plan Participants and beneficiaries. T. Rowe Price Retirement Plan Service, Inc. served as record keeper of the Plan and T. Rowe Price Trust Company served as trustee and custodian of the Plan until July 2, 2010 when all assets were transferred to Vanguard.

Automatic Enrollment

Effective March 15, 2006, newly hired or rehired New England employees without an account balance were automatically enrolled in the Plan and 6% of their Base Pay was contributed to the Plan on a pre-tax basis. Additionally, each June, New England employees without an account balance were automatically enrolled in the Plan as described above. New York and USWA Locals 12431-01 and 12431-02 union employees did not participate in the automatic enrollment program. These automatic enrollment provisions were not applicable to Participants of the former KeySpan Plan.

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

Automatic Increase

Effective March 1, 2006, Participants could elect an automatic increase of pre-tax contributions each year. For Participants who elected an automatic increase and do not customize their elections, pre-tax contributions increased by 1% each July until they reach 15%. New York and USWA Locals 12431-01 and 123431-02 Union employees did not participate in this Plan. This provision was not applicable to Participants of the former KeySpan Plan.

Notes Receivable from Participants

The annual interest rate for Participants loans was determined using the prime rate as reported by the Wall Street Journal on the first business day of the month in which the loan is obtained, except for loans taken under the former KeySpan Plan in which interest is the prime rate plus 1%. Notes receivable were stated at their unpaid principal balance plus accrued unpaid interest.

Active Participants in the former KeySpan Plan who failed to make a loan repayment by its due date, had until the end of the quarter following the quarter in which the payment was missed to make up the missed payment (Cure Period).

Payment of Benefits

In addition to other types of distribution options, Participants in the former KeySpan Plan had the ability to elect to receive annual installments or partial distributions at any time.

Subsequent Events

The Plan evaluated subsequent events for recognition or disclosure through the date the financial statements were issued.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 11 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses are charged to Plan Participants and are reflected as a reduction of investment return in each of the investment options of the Plan. Such management fees and operating expenses are deducted from income earned on a daily basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Payment of Benefits

Benefit payments to, and withdrawals by Participants, are recorded when paid.

3.	Investments

The following table presents investments that represent five percent or more of the Plan’s net assets at December 31, 2011 and 2010:

	2011		2010

National Grid American Depository Receipts	$117,195,814		$101,669,681
Master Trust Investment – Galliard Stable Value Fund	382,113,902	*	370,636,211	*
Vanguard Target Retirement 2015	116,467,355		127,880,764
Vanguard Target Retirement 2020	177,604,937		182,662,199
Vanguard Target Retirement 2025	212,812,279		212,666,190
Vanguard Target Retirement 2030	150,065,896		148,607,052

*This represents contract value and therefore, differs from the fair value of $387,578,131 and $369,153,666 as noted in the statements of net assets available for benefits as of December 31, 2011 and 2010, respectively.

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) (depreciated) appreciated in value as follows:

Common stock	$9,283,044
Mutual funds	(26,608,240)
Common/Collective Trusts	(4,079,650)

Net depreciation in fair value	$(21,404,846)

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, any unallocated assets of the Plan will be allocated to Participant accounts and distributed in such a manner as the Company may determine.

5.	Tax Status

The Plan obtained its latest determination letter on July 17, 2002, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving the determination letter. Additionally, the Plan filed for a new determination letter in January 30, 2011 which is currently pending approval. However, the Plan administrator and the Plan’s counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. To the best of its knowledge, the Company believes that the Plan is currently in compliance with the provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.	Related-Party Transactions

Section 3(14) of ERISA defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to Participants and investments in American Depositary Receipts of National Grid plc are considered party-in-interest transactions. Moreover, the Plan’s investment options include mutual funds and trust funds managed by Vanguard.

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

7.	Administration of Plan Assets

The trustees of the Plan hold the Plan’s assets. Contributions are held and managed by the trustees, who invest cash received, interest and dividend income and make distributions to Participants.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8.	Plan Administrative Expenses

Some administrative expenses for the Plan are paid by the Company. The trustee was not paid administration fees out of Plan assets during the year ended December 31, 2011.

9.	Guaranteed Investment Contracts

Prior to the Conversion Date, the Plan provided a stable value investment option, the JP Morgan Stable Value Fund, to former KeySpan Plan Participants that included a Synthetic guaranteed investment contract (“GIC”) which was made up of wrapper contracts that guaranteed principal and accumulate interest and a portfolio of financial instruments that were owned by the Plan. The Synthetic GIC contract included underlying assets and was held in the Master Trust of which the Plan has an undivided interest and utilizes benefit-responsive wrapper contracts issued by AIG Financial Products Corp., Royal Bank of Canada, State Street Bank and Trust Company, and ING, proportionately. The contracts provide that Participants execute Plan transactions at contract value. Contract value represents contributions made to the funds, plus earnings, less Participant withdrawals. The interest rates are reset quarterly, or on a more frequent basis as needed, based on the current yield of the underlying investments and the spread between the fair value and contract value, but the rate could be less than 0%.

Subsequent to the Conversion Date, the Plan provided a stable value investment, the Galliard Stable Value Fund (the “Galliard Fund”), which primarily invests in traditional guaranteed GICs and security-backed contracts issued by insurance companies and other financial institutions. Traditional GICs are backed by the general account of the contract issuer. The Galliard Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Interest is accrued on either a simple or fully compounded basis, and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified Participant withdrawals will be at contract value (principal plus accrued interest).

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Galliard Fund. Security-backed contracts are considered either “targeted benchmark” (underlying investments are managed to a specific benchmark) or “targeted duration” (underlying investments are managed to a specific duration). The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third party custodian. The interest crediting rate of a security-backed contract is based on the contract value, and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Galliard Fund. The issuer guarantees that all qualified Participant withdrawals will be at contract value.

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

The Galliard Fund enters into participating or hybrid contracts. In a participating contract, the contract holder participates in asset and liability risks. Therefore, these risks transfer from the contract issuer to the Galliard Fund. However, in the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio. A hybrid contract is a combination of participating and non-participating contracts. In a non-participating contract, the contract holder does not participate in asset and liability risks. Typically, hybrid contracts are 20% participating and 80% non-participating, and each component is reset over a 12 month cycle. Hybrid contracts generally have a higher contract fee compared to participating contracts. No payments related to participating or hybrid contracts were made during the years ended December 31, 2011 and 2010.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

GICs provide a fixed rate of interest over the term to maturity of the contract, and therefore do not experience fluctuating crediting rates. The net crediting rate reflects fees paid to security-backed contract issuers. The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset. Security-backed contracts cannot credit an interest rate that is less than zero percent. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then current market rates.

The yield earned by the Galliard Fund at December 31, 2011 and 2010 was 1.90% and 2.81%, respectively. The yield earned by the Galliard Fund with an adjustment to reflect the actual interest rate credited to Participants in the Galliard Fund at December 31, 2011 and 2010 was 2.13% and 2.34%, respectively.

GICs and security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Galliard Fund operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment At this time, the Galliard Fund does not believe that the occurrence of any such market value event, which would limit the Galliard Fund’s ability to transact at contract value with Participants, is probable.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Galliard Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

In addition, if the Galliard Fund defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Galliard Fund will receive the fair value as of the date of termination.

Certain events such as Plan termination or a Plan merger initiated by the Company which results in a material and adverse effect on the wrapper contract may limit the ability of the Plan to transact on contract value or may allow for the termination of the wrapper contracts at less than contract value. At this time, the Company believes that any events that may limit the ability of the Plan to transact at contract value are remote.

10.	Master Trust

A Master Trust exists for the sole purpose of holding the Galliard Stable Value Fund and prior to the Conversion Date, the JPMorgan Stable Value Fund (“Stable Value Funds”) assets of the Plan and those of the National Grid USA Companies’ Incentive Thrift Plan I. The Stable Value Funds through the Master Trust are Participant-directed. Prior to the Conversion Date, the Master Trust was comprised of the JPMorgan Stable Value Fund which included a Synthetic Guaranteed Investment Contract (“Synthetic GIC”) whose underlying investments are stated at fair value. Following the Conversion Date, the Master Trust is comprised of the Galliard Stable Value Fund which includes Traditional Guaranteed Investment Contracts (“Traditional GICs”) and security-backed contracts issued by insurance companies and other financial institutions, whose underlying investments are stated at fair value.

At December 31, 2011 and 2010, Wells Fargo is the master trustee of the Galliard Stable Value Fund and holds the investment assets of the Master Trust as a commingled fund in which each separate Plan is deemed to have a proportionate undivided interest in the investments in which they participate. At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Master Trust was approximately 55%.

The following presents the net assets of the Master Trust as of December 31, 2011 and 2010:

	2011	2010

Investments
Galliard Stable Value Fund, at fair value	$699,197,019	$671,813,556
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(9,857,555)	2,698,047

Net Assets in the Master Trust at Contract Value	$689,339,464	$674,511,603

Investment income for the Master Trust for the year ended December 31, 2011 is $13,817,376.

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

11.	Fair Value Measurements

The Plan measures on a recurring basis its investments at fair value in accordance with FASB codification “Fair Value Measurements and Disclosures,” which provides the framework for measuring fair value. That framework provides a fair value hierarchy used to classify the inputs used in measuring fair value. That hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of the fair value hierarchy are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Inputs to the valuation methodology include significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Inputs to the valuation methodology are unobservable inputs and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize financial instruments measured at fair value on a recurring basis for the Plan excluding the Plan’s interest in the Master Trust:

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Common stock, energy	$117,195,814	$—	$—	$117,195,814
Mutual funds:
Index funds	102,923,165	—	—	102,923,165
Balanced funds	851,353,335	—	—	851,353,335
Fixed income fund	49,864,431	—	—	49,864,431

Total mutual funds	1,004,140,931	—	—	1,004,140,931
Common/collective trusts:
Balanced funds	—	51,122,421	—	51,122,421

Total	$1,121,336,745	$51,122,421	$—	$1,172,459,166

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Common stock, energy	$101,669,681	$—	$—	$101,669,681
Mutual funds:
Index funds	100,288,569	—	—	100,288,569
Balanced funds	854,983,127	—	—	910,177,654
Fixed income fund	41,876,163	—	—	41,876,163

Total mutual funds	997,147,859	—	—	997,147,859
Common/collective trusts:
Balanced funds	—	55,194,527	—	55,194,527

Total	$1,098,817,540	$55,194,527	$—	$1,154,012,067

The following tables summarize financial instruments measured at fair value on a recurring basis for the Plan’s overall Master Trust:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Common/collective trusts:
Fixed income funds	$—	$365,163,073	$—	$365,163,073
Stable return fund	—	168,934,793	—	168,934,793

Total common/collective trusts	—	534,097,866	—	534,097,866

Insurance separate account	—	147,404,257	—	147,404,257
Short-term investment fund	—	17,989,736	—	17,989,736
Wrapper contracts	—	88,740	—	88,740
Liabilities	—	(383,580)	—	(383,580)

Total	$—	$699,197,019	$—	$699,197,019

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Common/collective trusts:
Fixed income funds	$—	$410,891,563	$—	$410,891,563
Stable return fund	—	131,291,085	—	131,291,085

Total common/collective trusts	—	542,182,648	—	542,182,648

Insurance separate account	—	129,942,125	—	129,942,125
Wrapper contracts	—	97,612	—	97,612
Liabilities	—	(408,829)	—	(408,829)

Total	$—	$671,813,556	$—	$671,813,556

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2011 or 2010.

Common stock: Investments in the National Grid American Depositary Receipts (which trades on the New York Stock Exchange “NYSE” under the symbol “NGG”) are valued according to the closing price on the NYSE.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Insurance separate account: Valued based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means.

Short-term investment fund: Includes cash and cash equivalents, and various short-term debt instruments and short-term investment funds. Short-term investment vehicles are valued based upon a net asset value.

Stable value fund – Plan’s interest in master trust: Fair value of the underlying investments is determined taking into account values supplied by reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Fair value of the insurance contracts, known as wrapper contracts, is based on quoted market prices at the time of valuation versus actual costs of the contracts. The fair value of wrapper contracts for the Stable Value Fund as of December 31, 2011 and 2010 was $88,740 and $97,612, respectively.

Common/collective trusts: Valued based upon the unit values of such collective trust funds held by the Plan at year end. Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from or corroborated by observable market data by correlation or other means.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The nature and risks of the Wellington common/collective trust funds (Balanced Funds) at December 31, 2011 and 2010 is to seek to provide growth and a level of risk appropriate for a particular retirement date, while preserving capital during retirement. There are no unfunded commitments or withdrawal restrictions.

The nature and risks of the stable return common/collective trust fund is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. There are no unfunded commitments or withdrawal restrictions.

The fixed income common/collective trust funds invest primarily in U.S. Government and agency securities and corporate notes and bonds. There are no unfunded commitments or withdrawal restrictions

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

12.	Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

13.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$1,615,347,112	$1,584,697,543
Less deemed distributions	(100,159)	(821,132)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,464,229	(1,482,545)

Net assets available for benefits per the Form 5500	$1,620,711,182	$1,582,393,866

The following is reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2011:

Change in net assets available for benefits per the financial statements	$30,649,569

Change in cumulative deemed distributions	720,973

Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,946,774

Change in net assets available for benefits per the Form 5500	$38,317,316

14.	Delinquent Participant Contributions

For the year ended December 31, 2011, the Company did not remit participant contributions to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule of Delinquent Participant Contributions, which totaled $1,604,919, were corrected outside of the Internal Revenue Service Voluntary Fiduciary Correction Program in 2011. Additionally, the Company has compensated participants for lost earnings resulting from the delay in contributions.

National Grid USA Companies’ Incentive Thrift Plan II

Notes to Financial Statements

December 31, 2011 and 2010

15.	Subsequent Events

During the third quarter of 2012, the Company will modify the trading cut-off time for the ADR trading and will eliminate the 60 day restriction on National Grid Stock. The Company and certain unions are negotiating the elimination of the discount on the purchase of National Grid stock and dividend reinvestment for those unions in the Plan.

National Grid USA Companies’ Incentive Thrift Plan II

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions

EIN: 04-1663150            Plan Number: 007

Year Ended December 31, 2011

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$1,604,919	$ —	$1,604,919	$ —	$ —

National Grid USA Companies’ Incentive Thrift Plan II

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 04-1663150            Plan Number: 007

December 31, 2011

(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Current Value (e)

*	Common Stock	National Grid American Depository Receipts	N/R	$117,195,814

*	Registered Investment Company	Vanguard Target Retirement 2025	N/R	212,812,279
*	Registered Investment Company	Vanguard Target Retirement 2020	N/R	177,604,937
*	Registered Investment Company	Vanguard Target Retirement 2030	N/R	150,065,896
*	Registered Investment Company	Vanguard Target Retirement 2015	N/R	116,467,355
*	Registered Investment Company	Vanguard Target Retirement 2035	N/R	64,635,250
*	Registered Investment Company	PIMCO Total Return Fund	N/R	49,864,431
*	Registered Investment Company	Vanguard Institution Index Fund	N/R	47,140,742
*	Registered Investment Company	Vanguard Target Retirement 2010	N/R	41,705,033
*	Registered Investment Company	Vanguard Extended Market Index Institution	N/R	37,130,956
*	Registered Investment Company	Vanguard Target Retirement 2040	N/R	28,141,816
*	Registered Investment Company	FTSE All-World ex-US lst	N/R	18,651,467
*	Registered Investment Company	Vanguard Target Retirement 2045	N/R	18,223,376
*	Registered Investment Company	Vanguard Target Retirement 2050	N/R	17,486,008
*	Registered Investment Company	Vanguard Target Retirement Income	N/R	12,440,997
*	Registered Investment Company	Vanguard Target Retirement 2005	N/R	9,809,943
*	Registered Investment Company	Vanguard Target Retirement 2055	N/R	1,960,445
*	Common/Collective Trust	Wellington Trust Target 2030	N/R	15,139,368
*	Common/Collective Trust	Wellington Trust Target 2020	N/R	14,174,175
*	Common/Collective Trust	Wellington Trust Target 2050	N/R	10,123,723
*	Common/Collective Trust	Wellington Trust Target 2040	N/R	8,538,035
*	Common/Collective Trust	Wellington Trust Target 2010	N/R	1,916,834
*	Common/Collective Trust	Wellington Trust Target Retirement Income	N/R	1,088,938
*	Common/Collective Trust	Wellington Trust Target 2000	N/R	141,348

*	Notes receivable from participants	Participant loans with various maturities and rates of interest from 3.25% to 10.50%		56,333,686

		Total		$1,228,792,852

*	A party-in-interest as defined by ERISA

N/R - Participant directed investment, cost not required to be reported